

February 19, 2025

Vitalis Racius
Chief Financial Officer
Avant Technologies
c/o Eastbiz.com, Inc.
5348 Vegas Drive
Las Vegas, NV 89108

      Re: Avant Technologies
           Forms 10-K and 10-K/A for the Year Ended March 31, 2024
           File No. 333-225433

Dear Vitalis Racius:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Technology

cc: Chris Winter, CEO